
GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

82-4025

"At Home in North America"

(GMX  xchange)

03029332

August 1, 2003

UPDATE ON GLOBEX'S ACTIVITIES

Rouyn-Noranda, Quebec; At the request of the Toronto Stock Exchange, due to the recent activity in the stock price of Globex Mining Enterprises Inc. (GMX: Toronto Stock Exchange), Globex is making the following statement.

"Globex has received a letter of understanding regarding Globex's magnesium-talc, mine-mill-smelter project. The letter of understanding is conditional and there is no assurance that project will proceed. Globex is endeavoring to finalize an agreement and will issue details when or if the project moves forward."

In other news, Azure Resources Corp. (AZR: TSX – V) has released an update of progress on Globex's Mooseland, Nova Scotia gold project. Azure is awaiting permission to commence ramping on the property. A planned bulk sample should provide revenue to Globex and if Azure elects to proceed to production, Globex will receive significant cash payments starting in April 2004.

In addition to the above, Globex is discussing certain potential option agreements on several of Globex's other properties.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 8/18



PRESS RELEASE

82-4025

Globex Mining Enterprises Inc.

"At Home in North America" 03 AUG 18 AM 7:21

(GMX: Toronto Stock Exchange)

July 23, 2003

GLOBEX RETAINS ITS FULL INTEREST IN DUQUESNE WEST GOLD DISCOVERIES

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) wishes to announce that notwithstanding the successful drilling results and favourable reports by technical staff, Kinross Gold Corporation has, for strategic reasons, withdrawn from the Duquesne West Joint Venture located in Duparquet Township, Quebec .

To recap, on September 17, 2002, Globex and Kinross signed a joint venture agreement whereby Kinross could earn up to 70% interest in the property by bringing the project to a bankable feasibility study. Over the fourth quarter of 2002, Kinross drilled fourteen holes and did extensive surface work consisting of geophysics, geology and rock and soil geochemistry. The work resulted in the discovery of two new gold zones, the **LIZ Zone** and the **NIP Zone** as disclosed in press releases dated December 9 and 17, 2002 and January 13, 2003.

Zone	DDH Number	Gold Grade & Length (Metric)	Gold Grade & Length (Imperial)
LIZ	DQ-02-02	6.86 g/t over 11.15 m	0.20 oz/T over 36.6 ft
*LIZ	DQ-02-10	5.48 g/t over 11.40 m	0.16 oz/T over 37.7 ft
NIP	DQ-02-09	9.90 g/t over 3.50 m	0.29 oz/T over 11.5 ft

* 110 metres (360 ft) below hole DQ-02-02

The combination of new drill holes with the previous drilling, which had intersected numerous gold zones (**up to 1.56 oz/T Au over 35 feet**), allowed for a revised geological and gold zone structural interpretation.

An Inferred Gold Resource (press release March 11, 2003) was calculated by J. Reddick, P.Geo., at both a 5 g/t and 4 g/t cut-off and is 43-101 conformable.

Grade	Tonnage	Grade (uncut)
5 grams cut-off	664,661 tonnes	11.44 g/t Au (0.33 oz/T)
4 grams cut-off	1,067,033 tonnes	8.89 g/t Au (0.26 oz/T)

The Inferred Resource calculation is based on only four of over a dozen partially drilled gold bearing structures all spacially associated with the gold localizing Porcupine Destor Break. Almost all the gold zones are open either to depth, along strike or down plunge. All reports recommend further drilling particularly to depth.

Globex will now review all the data generated and decide whether to joint venture the project or fund a drill program on its own.

Globex Mining Enterprises Inc. is an exploration company dedicated to acquiring mining properties of merit in or near North America and developing them directly or through joint venture relationships. Many Globex projects have resources and/or reserves of either precious or base metals, or industrial minerals and are located in Quebec, Ontario, British Columbia, Nova Scotia, Nevada and Washington.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com